Exhibit (d)(4)

STRICTLY PRIVATE AND CONFIDENTIAL

Dynavax Technologies Corporation

2100 Powell Street, Suite 720

Emeryville, CA 94609

United States

Attention: Ryan Spencer and John Slebir

December 11, 2025

Re:	Project Samba – Exclusivity Agreement

Ladies and Gentlemen:

In connection with the consideration by Sanofi of a potential acquisition of Dynavax Technologies Corporation (the “Company” or “Dynavax”, and, together with its subsidiaries, the “Group”) by Sanofi (“Sanofi”, “we” or “our”) or an entity designated by, and affiliated with, Sanofi, and to induce Sanofi to continue to incur further costs of professional advisers and other expenses and expending time investigating the affairs of the Group and in considering further the terms of such proposed acquisition, the Company hereby agrees to grant to Sanofi an exclusive negotiating period on the terms set out in this letter agreement.

1	Exclusivity

1.1

From and including the date of this letter agreement until the earlier to occur of (the “Exclusivity Period”): (A) 11:59 p.m. (New York time) on December 25, 2025; (B) the execution of a definitive agreement between the parties hereto with respect to the proposed acquisition and/or (C) the time that Sanofi proposes either any reduction in the per share purchase price or any material revision adverse to the Company to any other material terms in respect of the possible transaction between the parties from the terms provided to the Company in the Revised Non-Binding Proposal dated December 10, 2025, the Group will not, either itself or together with, by or through any equityholder, affiliate, connected person, employee, director, adviser, agent, representative, or other person acting on its behalf (together, the “Company Group”), directly or indirectly, (i) take any action to solicit, initiate, seek, knowingly encourage and/or knowingly support any inquiry, proposal and/or offer from any party other than Sanofi or any of our respective affiliates (together, the “Sanofi Group”) in connection with or relating to the sale of any material equity interests or material assets of Dynavax, any material investment in the Company Group, or any grant of a license to a material portion of the intellectual property of the Company Group (collectively, an “Alternative Transaction”), (ii) participate in any discussions and/or negotiations in connection with or relating to any Alternative Transaction with any party other than the Sanofi Group (other than to notify such party of the existence of the obligations set forth in this letter agreement), (iii) furnish to any party other than the Sanofi Group any information in connection with or relating to any Alternative Transaction, and/or (iv) accept and/or enter into any agreement, arrangement and/or understanding in connection with or relating to any Alternative Transaction with any party other than the Sanofi Group.

SANOFI 46, avenue de la Grande-Armée, 75017 Paris - Tél.: +33 (0)1.53.77.40.00 - www.sanofi.com

Société anonyme au capital de 2 529 036 828 € - 395 030 844 R.C.S. Paris - Code APE 7010 Z - N°TVA intracommunautaire : FR 88 395 030 844

1.2

The Company agrees that it and each member of the Company Group will immediately suspend any existing activities (including terminating access to any data rooms), discussions and negotiations with any parties other than the Sanofi Group with respect to any Alternative Transaction; provided, that the Company may keep its Shingles program partnering data room open as it stands as of the date of this letter agreement (the “Shingles Data Room”). The Company and each member of the Company Group shall not engage in any discussions or negotiations regarding its Shingles partnering program with any party other than the Sanofi Group and shall not respond to any inquiries or requests for additional information regarding its Shingles partnering program other than from the Sanofi Group.

1.3

During the Exclusivity Period, if the Company Group (or, to the Company Group’s knowledge, any of its representatives) receives any inquiry, offer or proposal relating to an Alternative Transaction, the Company Group shall notify Sanofi thereof promptly and, in any event, within twenty-four (24) hours of receipt of any such inquiry, offer or proposal, including the proposed terms; provided, that (i) the Company shall not be required to disclose the identity of any person making such inquiry, offer or proposal and (ii) in the event that such Alternative Transaction only involves a licensing transaction, the Company shall not be required to provide the proposed terms of such licensing transaction.

1.4

In the event that execution of a definitive agreement is not likely to occur prior to the expiration of the Exclusivity Period, the Company and Sanofi will meet (to the extent Sanofi desires to meet) at 12:00 p.m. (New York time) on December 23, 2025 to discuss in good faith a mutually agreeable extension of the Exclusivity Period, if any.

2	Remedies

Without prejudice to any other rights or remedies which any member of the Sanofi Group may have, the Company acknowledges and agrees that damages might not be an adequate remedy for any breach by any member of the Company Group of the provisions of this letter agreement and we shall be entitled to seek the remedies of injunction, specific performance and other equitable relief for any threatened or actual breach of any such provision by any member of the Company Group.

3	General

3.1

It is expressly understood by the parties hereto that this letter agreement is not intended, and shall not be deemed, to create any binding obligation on the part of the Sanofi Group or the Company to engage in any Alternative Transaction (or any other transaction with the Company) or to continue its consideration of any such transaction, and neither the Company nor the Sanofi Group will have any rights or obligations of any kind whatsoever with respect to any Alternative Transaction by virtue of this letter agreement unless and until a definitive agreement relating thereto is executed and delivered, other than for the matters specifically agreed to herein. Sanofi and the Company expressly disclaim any duty to negotiate in good faith, and Sanofi and the Company reserve the right to discontinue discussions with respect to any transaction between Sanofi and the Company, in each party’s sole discretion, for any reason or for no reason.

3.2

The provisions contained in this letter agreement (each of which is a separate provision) are considered reasonable by the parties (each of the parties having taken separate legal advice) in all the circumstances as necessary to protect the legitimate interests of the parties, but if any such provision shall be judged by a competent court to be void but would be valid and enforceable if certain words were deleted or the provision reduced in its effect, such provision shall apply with such modification to make it valid and effective.

3.3

THIS LETTER AGREEMENT SHALL BE CONSTRUED (BOTH AS TO VALIDITY AND PERFORMANCE) AND ENFORCED IN ACCORDANCE WITH, AND GOVERNED BY, THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED WHOLLY WITHIN SUCH JURISDICTION. Each party agrees that any suit or proceeding arising in respect of this letter agreement will be tried exclusively in the courts of the State of Delaware or, if those courts do not have subject matter jurisdiction, in the United States District Court for the District of Delaware, and each party irrevocably and unconditionally agrees to submit to the exclusive jurisdiction of, and to venue in, such courts.

3.4

If either party files a lawsuit against the other to enforce any provision of this letter agreement applicable to such other party, the substantially prevailing party in the lawsuit, as determined by a court of competent jurisdiction, shall be awarded, in addition to any amounts or relief otherwise awarded, all reasonable and documented out-of-pocket costs of litigation incurred in connection with the lawsuit, including reasonable documented out-of-pocket attorneys’ fees.

3.5

This letter agreement and the matters set forth herein are strictly confidential and shall be treated as Confidential Information (as defined in the confidentiality agreement, dated January 24, 2025, between the Company and Sanofi Pasteur Inc., as subsequently amended).

3.6	This letter agreement may be executed in counterparts and may only be amended in a writing executed by each of the parties hereto.

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Please confirm your agreement to the terms of this letter agreement by signing and returning to us the enclosed copy of this letter agreement.

Sincerely,

Sanofi

By:	/s/ Loic Gonnet
Name: Loic Gonnet
Title: Head of M&A

Accepted and Agreed:

Dynavax Technologies Corporation

By:	/s/ John L. Slebir
Name: John L. Slebir
Title: Senior Vice President and General Counsel

Signature Page to Exclusivity Agreement